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August 15, 2019
Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Ashley Vroman-Lee

Re:	Nuveen North Carolina Quality Municipal Income Fund (the “Target Fund”)
File No. 811-07608

To the Commission:

On behalf of the Target Fund, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on July 30, 2019, and further discussed with the Commission staff on July 31, 2019, with respect to the Preliminary Proxy Statement on Schedule 14A filed by the Target Fund on July 17, 2019 (the “Proxy Statement”) in connection with the proposed reorganization (the “Reorganization”) of the Target Fund with and into Nuveen AMT-Free Quality Municipal Income Fund (the “Acquiring Fund” and with the Target Fund each a “Fund” and together, the “Funds”). Any capitalized terms not defined herein have the same meanings as given to them in the Proxy Statement. Set forth below are the staff’s comments and the Target Fund’s responses. The Target Fund filed a Definitive Proxy Statement on Schedule 14A on August 9, 2019 to complete all missing information and to address the comments of the staff.

Question & Answer Section

(1)

Comment:    In the bullet point response to the question “Why has the Target Fund’s Board recommended the Proposal?” please delete (a) the reference to “[t]he potential for higher common share earnings” or explain why it is not a projection of the combined fund’s future investment performance, and (b) the fourth bullet relating to operating expenses excluding leverage.

Response:    Nuveen Fund Advisors LLC takes note of the staff’s views for future filings. With respect to this filing, the Target Fund notes that this disclosure was discussed with the staff in the context of the Registration Statement on Form N-14 with respect to the Reorganization and is consistent with such disclosure. The Target Fund desires to maintain consistency with the Registration Statement on Form N-14 for the Reorganization.

(2)

Comment: In the answer to the question “Will the terms of the AMTP Shares to be issued by the Acquiring Fund as part of the Reorganization be substantially similar to the terms of the Target Fund’s AMTP Shares currently outstanding?” please state

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U.S. Securities and Exchange Commission

August 15, 2019

explicitly—if applicable—that income from the combined fund will not be exempt from North Carolina income tax.

Response:    The Target Fund has added disclosure to the answer stating that the Acquiring Fund’s distributions will largely consist of income that is not exempt from North Carolina personal income tax.

(3)

Comment:    In the answer to the question “Will the terms of the AMTP Shares to be issued by the Acquiring Fund as part of the Reorganization be substantially similar to the terms of the Target Fund’s AMTP Shares currently outstanding?” please consider revising the paragraph following the bullet points to be more “reader-friendly.”

Response:    For the information of the staff, the Proxy Statement is being delivered to a single sophisticated institutional investor. The Target Fund believes the disclosure is appropriate for this type of shareholder.

Proxy Statement

(4)	Comment: Because there are no “routine” matters for shareholders to consider at the Special Meeting, please consider whether the disclosure on broker non-votes can be removed or shortened.

Response:    The Target Fund has qualified the disclosure with respect to broker non-votes with the phrase “if any”.

(5)

Comment:    To the extent applicable, please add or revise disclosure to the sub-section captioned “Material Federal Income Tax Consequences of the Reorganization” (under A. Synopsis, pages 2-3) to (a) emphasize that income from the municipal securities in which the combined fund will invest will not be exempt from North Carolina income tax, and (b) discuss the risks associated with the qualification of the Acquiring Fund AMTP Shares as equity of the Acquiring Fund for federal income tax purposes (page 4).

Response:    The Target Fund has add disclosure to the sub-section captioned “Comparison of the Acquiring Fund and the Target Fund” to clarify that income from the Target Fund will largely consist of income exempt from North Carolina personal income tax. Additionally, the Target Fund has added disclosure regarding the equity treatment of AMTP Shares – which appears in the body of the Proxy Statement – to the Synopsis and modified the disclosure regarding an IRS challenge of the equity character of the AMTP Shares in the Synopsis so that it appears in bold font.

(6)

Comment:    In the sub-section captioned “Comparison of the Acquiring Fund and the Target Fund,” within the summary comparison of the principal investment policies and strategies of the Acquiring Fund to those of the Target Fund (beginning on page 5), please add disclosure (a) to the column that identifies differences between the Funds to emphasize that income from the Target Fund is exempt from North Carolina income taxes whereas income from the Acquiring Fund will not be exempt from North Carolina

U.S. Securities and Exchange Commission

August 15, 2019

income taxes, and (b) that identifies the differences between the Funds’ fundamental investment policies.

Response:    The Target Fund has added the requested disclosure to the comparison chart. The Target Fund believes the chart and other disclosure in the Proxy Statement summarize other material differences in fundamental policies.

(7)

Comment:    Please add disclosure regarding the combined fund pro forma leverage use as indicated by anticipated asset coverage ratio, regulatory leverage ratio and effective leverage ratio, consistent with the presentation of the historical ratios provided for each of the Funds (page 9).

Response:    The Target Fund notes that the requested disclosure is not requested by Schedule 14A and the current disclosure is consistent with the language in its Registration Statement on Form N-14 with respect to the Reorganization.

(8)

Comment:    In the sub-section captioned “Comparative Risk Information” (pages 12-14), please revise the sentence immediately preceding the bullet point risk disclosures or otherwise modify the italicized description of each risk factor to more clearly identify which risks are relevant to each Fund.

Response:    The Target Fund has revised the disclosure preceding the bullet points in response to the staff’s comment.

(9)

Comment:    In the sub-section captioned “Comparative Performance Information” (page 17), explain why comparative total return performance for the Funds is presented on the basis of average annual total return on net asset value and on market value as opposed to the performance of each Fund’s preferred shares.

Response:    For the information of the Staff, preferred shares are entitled to a dividend at a specified rate as set forth in the applicable statement relating to such preferred shares and such distribution is not based on the performance of the Funds; performance of preferred shares is not required by Schedule 14A or Form N-14. The Target Fund has included the performance information of the common shares in order to present substantially the same information with respect to the Reorganization to all shareholders receiving a proxy statement for the Reorganization.

(10)

Comment:    The staff notes that the section captioned “B. Risk Factors” includes a cross-reference to the principal risks of investing in AMTP Shares of the Acquiring Fund described in the Memorandum accompanying the Proxy Statement. Please consider adding the list of relevant risk factors in the above-referenced section of the Proxy Statement.

Response:    For the information of the staff, the Proxy Statement is being delivered to a single sophisticated institutional investor. The Target Fund believes the current format is appropriate for the type of investor.

U.S. Securities and Exchange Commission

August 15, 2019

(11)	Comment: On page 6, when discussing below-investment grade securities, please use the term “junk bond.”

Response:    In response to the staff’s comment, Registrant has used the term junk bond in several prominent places but not in every instance where the term “below-investment grade” appears.

Very truly yours,

/s/ Deborah Bielicke Eades

Shareholder